

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 8, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Medtronic Global Holdings S.C.A. guaranteed by Medtronic Public Limited Company and Medtronic, Inc. under the Exchange Act of 1934.

- Floating Rate Senior Notes due 2021
- 0.000% Senior Notes due 2021
- 0.375% Senior Notes due 2023
- 1.125% Senior Notes due 2027
- 1.625% Senior Notes due 2031
- 2.250% Senior Notes due 2039

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.